EX - FILING FEES

Calculation of Filing Fee Tables
SC TO-I
(Form Type)
HIGH INCOME SECURITIES FUND
(Exact Name of Registrant as Specified in its Charter)
Table 1: Transaction Valuation
	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid		$74,618,250 (a)	0.00015310	$11,424.05 (b)
Fees Previously Paid	$	N/A		$—
Total Transaction Valuation		$74,618,250		$—
Total Fees Due for Filing				$11,424.05
Total Fees Previously Paid				$—
Total Fee Offsets				—
Net Fee Due				$11,424.05
(a)
The transaction valuation is estimated solely for purposes of calculating the filing fee. The amount is based upon the offer to purchase up to 10,675,000 common shares of beneficial interest of High Income Securities Fund based upon a price of $6.99 (98% the net asset value per share at November 1, 2024).

(b)	Calculated as 100% of the Transaction Valuation.